Exhibit 1.02

Conflict Minerals Report of Sturm, Ruger & Company, Inc.

This is the Conflict Minerals Report of Sturm, Ruger & Company, Inc. (“Ruger”) for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934. “Conflict Minerals” are defined as cassiterite, wolframite, columbite-tantalite, gold and their derivatives, which are tin, tungsten and tantalum (“3TG”) mined in the Democratic Republic of the Congo and in the adjoining countries (“Covered Countries”).

This report has been prepared by management of Ruger. The information includes the activities of all divisions, which we are required to consolidate. Ruger has been in business since 1949 and was incorporated in its present form under the laws of the State of Delaware in 1969. Ruger’s principal executive office is located in Southport, CT, and its manufacturing facilities are located in Mayodan, NC, Newport, NH and Prescott, AZ.

In accordance with Rule 13p-1, Ruger conducted due diligence to determine the Conflict Minerals status of the necessary parts and raw materials used in its firearms manufacturing business. Ruger’s due diligence processes and efforts were developed in accordance with the 2nd edition of The Organization for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”), an internationally recognized due diligence framework. Ruger designed its due diligence process to conform in all material respects with the OECD Guidance framework. As a company in the firearms manufacturing business, Ruger is several levels removed from the actual mining of Conflict Minerals. Ruger does not purchase raw ore or unrefined Conflict Minerals and makes no purchases in the Covered Countries.

Ruger’s due diligence measures included:

-	Developing a Conflict Minerals Policy.
-	Conducting an ongoing supply-chain survey with direct suppliers of parts and raw materials that may contain Conflict Minerals by using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners.
-	Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as Conflict Free by programs such as the EICC/GeSI Conflict Free Smelter program for 3TG.

In order to manage the scope of the task, Ruger relies upon its suppliers to provide information on the origin of any 3TG contained in the parts or raw materials supplied to the Company. Ruger has determined in good faith that for calendar year 2013, its Conflict Minerals status resulting from its due diligence efforts show a portion to be “DRC conflict undeterminable” and the remainder to be “DRC conflict free.” Ruger makes this determination due to a lack of information from some of its suppliers for certain parts and raw materials used in the production of firearms to conclude whether the parts and raw materials contain 3TG, or whether the necessary Conflict Minerals originated in the Covered Countries.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

Ruger does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of entities that provide our supply chain with 3TG. For the purposes of the reasonable country of origin inquiry, Ruger continued to receive supply chain responses through May 27, 2014. In the next compliance period, Ruger intends to implement steps to gather additional information during its due diligence to identify parts and raw materials that contain any Conflict Minerals.